U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


07005767

SEC FILE
8-50699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 AND ENDING 12/31/2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

VARIABLE INVESTMENT ADVISORS, INC.

Address of Principal Place of Business:

4305 South Louise Avenue, Suite 101A

Sioux Falls, South Dakota 57106

Name and Telephone Number of Person To Contact In Regard to This Report:

Gregory Wilson (605) 361-8230

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant

JONES, KRAMER & HABER
405 North Kiwanis Avenue
Sioux Falls, South Dakota 57104

- ● Certified Public Accountant
- o Public Accountant
- o Accountant not resident in United State or any of its possessions

For Official Use Only

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JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2006, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 19 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



JONES, KRAMER & HABER
February 5, 2007

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Variable Investment Advisors, Inc. (the Company), for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To The Stockholders and Directors
Variable Investment Advisors, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control structure and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variable Investment Advisors, Inc., for the year ended December 31, 2006 and this report does not affect our report thereon dated February 5, 2007.

Segregation of Duties

The Company does not have adequate internal accounting control due to inadequate segregation of duties inherent with the small size of the Company. A good system of internal accounting control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's operations are not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition. We have discussed it with the president, who has indicated that due to the limited number of personnel, an adequate segregation of duties is not achievable and the costs of correcting the weakness would exceed the benefits that would be derived.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.



JONES, KRAMER & HABER
February 5, 2007

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VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$ 97,725
Commission receivable	42,854
Other receivables	7,510
Prepaid expenses	19,000
Office furniture and equipment at cost, less accumulated depreciation of $34,025	7,234
License at cost, less accumulated amortization of $320	280
TOTAL ASSETS	$ 174,603

LIABILITIES AND STOCKHOLDERS' EQUITY

Commission payable	$ 38,427
TOTAL LIABILITIES	38,427
Common stock; $.01 par value, 400,000 shares authorized; 400,000 issued and outstanding	4,000
Additional paid in capital	110,094
Retained earnings	22,082
TOTAL STOCKHOLDERS' EQUITY	136,176
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 174,603

The accompanying notes are an integral part of this financial statement.

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VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 924,394
Interest	1,843
Other	27,732
	953,969
EXPENSES	
Advertising	8,272
Amortization	40
ATS expense	45,494
Commissions	632,690
Contract labor	77,622
Depreciation	4,165
Dues & subscriptions	125
General insurance	4,263
Health insurance	9,614
Licenses	19,084
Life insurance	545
Meals & entertainment	5,971
Meeting & seminars	13,956
Miscellaneous	1,164
Office supplies & postage	10,937
Professional fees	18,715
Rent	8,688
Repairs and maintenance	288
Telephone	5,051
Vehicle expense	3,961
	870,645
NET INCOME	$ 83,324

The accompanying notes are an integral part of this financial statement.

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VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2005	$ 4,000	$ 110,094	$ (61,242)	$ 52,852
Net income for the year	-	-	83,324	83,324
Balance at December 31, 2006	$ 4,000	$ 110,094	$ 22,082	$ 136,176

The accompanying notes are an integral part of this financial statement.

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VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 83,324
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	4,205
(Increase) Decrease in	
Commission receivable	(9,649)
Other receivables	(6,057)
Prepaid expenses	(2,832)
Increase (Decrease) in:	
Accounts payable	(1,292)
Commission payable	(67,853)
Net cash used by operating activities	(154)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(2,724)
Net cash used in investing activities	(2,724)
NET DECREASE IN CASH	(2,878)
CASH AT BEGINNING OF YEAR	100,603
CASH AT END OF YEAR	$ 97,725

The accompanying notes are an integral part of this financial statement.

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NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable insurance products. The Company accomplishes this goal through a small group of brokers located throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling agricultural stocks and/or capital units.

Commission Receivable

The Company considers commission receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from one to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

License Costs

License costs are being amortized over a fifteen year period using the straight-line method.

NOTE 2. RELATED PARTY TRANSACTIONS

Operating Leases

The Company leases it's office space from the Company's president on a month-to-month basis. A total of $8,688 was paid under the terms of this lease during the year ended December 31, 2006.

Future minimum lease payments as of December 31, 2006 are $724.

The Company also leased a vehicle from the Company's president at a monthly lease of $330. Total vehicle expense under this operating lease was $3,961.

The lease expired on December 31, 2006.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $102,152. The Company's net capital ratio was .38 to 1.

NOTE 4. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Net Capital		$ 136,176
Deductions:		
Nonallowable assets:		
Accounts receivable	$ 7,510	
Prepaid expenses	19,000	
Office furniture & equipment	7,234	
License costs, net	280	
		34,024
Net Capital		$ 102,152
Aggregate indebtedness		
Items included in statement of financial condition:		
Commission payable		$ 38,427
Total aggregate indebtedness		$ 38,427
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		99,590
Excess net capital at 1,000 percent		98,309
Ratio: Aggregate indebtedness to net capital.		.38 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 69,501
Audit adjustments to record changes in the following accounts:		
Receivables	$ 42,854	
Payables	(10,203)	
		32,651
Net capital per above		$ 102,152



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Oath or Affirmation

I, Gregory S. Wilson, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Variable Investment Advisors, Inc. as of December 31, 2006, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Gregory S. Wilson, CEO

Subscribed and sworn to before me
this 12th day of February, 2007



Richard F. Rahn
Notary Public
My commission expires: 08/14/2009


RICHARD F. RAHN
NOTARY
SEAL
PUBLIC
SOUTH DAKOTA

This report contains:

- ● (a) Facing page
- ● (b) Statement of financial condition
- ● (c) Statement of income (loss)
- ● (d) Statement of cash flow
- ● (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- o (f) Statement of change in liability subordinated to claims of general creditors
- ● (g) Computation of net capital for brokers and dealers pursuant to Rule 15c-3-1
- o (h) Computation for determination of reserve requirements pursuant to Rule 15c-3-3
- o (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c-3-3
- o (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- o (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods on consolidation
- ● (l) An oath or affirmation
- o (m) A copy of the SIPC Supplement report
- o (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ● (o) Independent auditor's report on internal accounting control
- o (p) Schedule of segregation requirements and funds in segregation – customer's regulated commodity futures account pursuant to Rule 171-5

END